Ur-Energy Expands 2007 Drilling Program – Begins Processing Facility Plans

Denver, Colorado (Marketwire – September 19, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce the completion of its originally planned drilling program for 2007 and based on favorable results and early completion, the Company is extending the program to include an additional 125 holes at its Lost Creek In-Situ Recovery (ISR) project.

Completion of Phase I and Phase II of the drilling program resulted in 58 monitor and pump test wells, 2 water wells and 70 delineation wells. The successful achievement enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering feasibility studies; for the Wyoming Department of Environmental (“WDEQ”) Permit to Mine application; for the US Nuclear Regulatory (“NRC”) Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the orebody. The Company is delighted to have completed its initial draft of the NRC Source Material License. It is presently under an extensive review and editing process to ensure the application is all inclusive and properly prepared before its final submittal.

Drilling thus far at Lost Creek identified several new areas for expansion of the resource base. Therefore, the Company expanded its 2007 drilling program to include 125 additional drill holes at Lost Creek, 50 hole locations for LC North, 20 for RS and 4 for EN for an approximate grand total of 233,000 feet (71,025 meters) to be drilled in 2007. This extensive drilling program is to generate additional resources for Ur-Energy’s future production pipeline to its planned processing plant.

Ur-Energy’s highly experienced in-house engineering team is completing the engineering feasibility studies for the Lost Creek ISR uranium mine. The engineering studies include wellfield design and processing plant design. The proposed new processing plant will be designed and permitted to produce two million pounds of U3O8 yellowcake slurry per year with the capability to toll process loaded resin from other satellite ISR facilities. It is Ur-Energy’s intent to construct a full scale ISR processing plant. The first stage of the plant construction will produce yellowcake slurry and, at a later date, a second stage will add a drying and packaging facility.

“The true value of Ur-Energy keeps re-surfacing as we move closer and closer to production. The leadership, experience and dedication of our people and the quality of our projects are what truly sets Ur-Energy apart and puts the Company out in front to become the next uranium producer in Wyoming,” stated Bill Boberg, President and Chief Executive Officer. “The fact that we can complete a planned drilling program ahead of schedule and then expand it to nearly double in size from our original plans just shows the resolve this group has to be successful in its endeavor.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.